UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          SUNRISE ASSISTED LIVING, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    86768K106
                                 (CUSIP Number)

                FRR Investments Limited c/o Unsworth & Associates
                      Herengracht 483, 1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-622-3243

                                 with a copy to:

                 RCW Holdings S.A.R.L. c/o Unsworth & Associates
                      Herengracht 483, 1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-622-3243
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 20, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  86768K106                                          Page 2 of 14 Pages
           ---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          RCW Holdings S.A.R.L.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          WC

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Luxembourg

                                7         Sole Voting Power

           NUMBER OF                      1,477,700
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,477,700

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,477,700

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.7%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                          Page 3 of 14 Pages
           ---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          RCW Equities Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      1,477,700
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,477,700

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,477,700

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.7%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                          Page 4 of 14 Pages
           ---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          RCW Overseas Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      1,477,700
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,477,700

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,477,700

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.7%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                          Page 5 of 14 Pages
           ---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The LMR Issue Trust

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Guernsey, Channel Islands

                                7         Sole Voting Power

           NUMBER OF                      1,477,700
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,477,700

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,477,700

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.7%

14        Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                          Page 6 of 14 Pages
           ---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          FRR Investments Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          WC

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      1,477,700
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,477,700

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,477,700

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.7%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                          Page 7 of 14 Pages
           ---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The FRR Trust

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Guernsey, Channel Islands

                                7         Sole Voting Power

           NUMBER OF                      1,477,700
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,477,700

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,477,700

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.7%

14        Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13D

CUSIP No.  86768K106                                          Page 8 of 14 Pages
           ---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The Monument Trust Company Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Guernsey, Channel Islands

                                7         Sole Voting Power

           NUMBER OF                      1,477,700
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          1,477,700

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,477,700

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          6.7%

14        Type of Reporting Person (See Instructions)

          CO

         RCW Holdings S.A.R.L., a Luxembourg corporation ("RCW Holdings"), RCW Equities Limited, a Cayman Islands corporation ("RCW Equities"), RCW Overseas Limited, a Cayman Islands corporation ("RCW Overseas"), The LMR Issue Trust, a Guernsey, Channel Islands trust (the "LMR Issue Trust"), FRR Investments Limited, a Cayman Islands corporation ("FRR Investments"), The FRR Trust, a Guernsey, Channel Islands trust (the "FRR Trust") and The Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Trustee" and, collectively with RCW Holdings, RCW Equities, RCW Overseas, the LMR Issue Trust, FRR Investments and the FRR Trust, the "Reporting Persons") hereby amend the report on Schedule 13D filed by the Reporting Persons on December 30, 1999 (the "Schedule 13D") in respect of the common stock, par value $0.01 per share (the "Common Stock") of Sunrise Assisted Living, Inc., a Delaware corporation (the "Issuer"), as set forth below. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         To the best of the Reporting Persons' knowledge based on the information contained in the Issuer's Quarterly Report of Form 10-Q for the quarterly period ending June 30, 1999, the aggregate number of shares of outstanding Common Stock is 21,933,794 shares.

         (a) RCW Holdings directly holds 705,000 shares of Common Stock. RCW Equities, RCW Overseas, the LMR Issue Trust and the Trustee may each, pursuant to Rule 13d- 3 of the Exchange Act, be deemed to be the beneficial owner of such shares. FRR Investments and the FRR Trust may each, pursuant to Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of such shares.

         FRR Investments directly holds 772,700 shares of Common Stock. The FRR Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of such shares. RCW Holdings, RCW Equities, RCW Overseas and the LMR Issue Trust may each, pursuant to Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of such shares.

         (b) RCW Holdings, RCW Equities, RCW Overseas, the LMR Issue Trust, FRR Investments, the FRR Trust and the Trustee have sole voting and investment power with respect to the 1,477,700 shares of Common Stock, which represent 6.7% of the issued and outstanding shares of the Common Stock.

         (c) During the last 60 days, RCW Holdings has acquired the following shares of Common Stock:

                                NUMBER OF          PURCHASE PRICE
         DATE                    SHARES            PER SHARE ($)
         ----                    ------            -------------
         December 10, 1999       25,400              $12.2550
         December 13, 1999       26,200              $12.2118
         December 14, 1999       18,400              $12.2900

These shares were purchased in open market transactions.

         During the last 60 days, RCW Holdings has sold the following shares of Common Stock:

                                NUMBER OF          SALE PRICE
         DATE                    SHARES            PER SHARE ($)
         ----                    ------            -------------
         December 17, 1999      385,000              $11.0600

These shares were sold privately to LMR Global Holdings S.A.R.L.

         During the last 60 days, FRR Investments has acquired the following shares of Common Stock:

                                NUMBER OF          PURCHASE PRICE
         DATE                    SHARES            PER SHARE ($)
         ----                    ------            -------------
         December 20, 1999      128,700              $11.3523
         December 21, 1999       52,100              $11.4468
         December 22, 1999      200,000              $11.6793
         December 23, 1999      225,800              $11.9713
         December 27, 1999      154,900              $11.8439
         December 28, 1999        3,900              $11.8585
         December 29, 1999        7,300              $11.9110

These shares were purchased in open market transactions.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated January 6, 2000

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: January 6, 2000

                                     RCW Holdings, S.A.R.L.

                                     By: /s/ J.B. Unsworth
                                         -----------------
                                         Name:  J.B. Unsworth
                                         Title: Manager


                                     RCW Equities Limited

                                     By: /s/ J.B. Unsworth
                                         -----------------
                                         Name:  J.B. Unsworth
                                         Title: Director


                                     RCW Overseas Limited

                                     By: /s/ J.B. Unsworth
                                         -----------------
                                         Name:  J.B. Unsworth
                                         Title: Director


                                     The LMR Issue Trust by the Monument Trust
                                     Company Limited in its capacity as Trustee

                                     By: /s/ Geoffrey Le Page
                                         --------------------
                                         Name:  Geoffrey Le Page
                                         Title: Director


                                     FRR Investments Limited

                                     By: /s/ J.B. Unsworth
                                         -----------------
                                         Name:  J.B. Unsworth
                                         Title: Director

                                     The FRR Trust by The Monument Trust Company
                                     Limited in its capacity as Trustee

                                     By: /s/ Geoffrey Le Page
                                         --------------------
                                         Name:  Geoffrey Le Page
                                         Title: Director


                                     The Monument Trust Company Limited in
                                     its capacity as Trustee of The LMR
                                     Issue Trust and The FRR Trust

                                     By: /s/ Geoffrey Le Page
                                         --------------------
                                         Name:  Geoffrey Le Page
                                         Title: Director